                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2

                       BOSTON CELTICS LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            Limited Partnership Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    100576107
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                 Paul E. Gaston
                               33 East 63rd Street
                               New York, NY 10021
                                 (212) 644-3800
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 14, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  -----------------------
  CUSIP No. 100576107            SCHEDULE 13D/A            Page  2 of 11 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DRAYCOTT, INC.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                                  1,320,000
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        250,000
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON
   WITH:                          1,320,000
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,570,000
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        28.1%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        CO
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                              (Page 2 of 11 Pages)

-----------------------                                  -----------------------
  CUSIP No. 100576107            SCHEDULE 13D/A            Page  3 of 11 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        WALCOTT PARTNERS, L.P.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        OO

--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                                  1,320,000
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        250,000
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON
   WITH:                          1,320,000
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,570,000
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        28.1%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        PN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                              (Page 3 of 11 Pages)

-----------------------                                  -----------------------
  CUSIP No. 100576107            SCHEDULE 13D/A            Page  4 of 11 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        PAUL E. GASTON
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                                  1,811,900
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        250,000
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON
   WITH:                          1,811,900
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,061,900
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
        1,000
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        36.8%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        IN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                              (Page 4 of 11 Pages)

     This amendment is being filed in connection with an agreement between Stephen C. Schram and Walcott Partners, L.P. ("Walcott"), dated as of April 14, 1998 (the "Letter Agreement"), the proposed reorganization (the "Reorganization") of Boston Celtics Limited Partnership ("BCLP") and the acquisition of additional BCLP Units by Paul E.Gaston. The Reorganization is described in a Registration Statement on Form S-4 (the "Registration Statement") of BCLP, Boston Celtics Limited Partnership II ("BCLP II") and Castle Creek Partners, L.P. ("Castle Creek") (File No. 333-50367), as amended.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As reported in the Schedule 13D dated January 31, 1993, as filed
February 10, 1993, the Units reported thereby were originally issued to Don F. Gaston, the father of Paul E. Gaston, on December 11, 1986 in exchange for his contribution to BCLP of a certain undivided interest in the assets and liabilities of the Boston Celtics franchise of the National Basketball Association. On April 24, 1990, Don F. Gaston transferred 2,062,300 Units without consideration to himself and his wife and Paul E. Gaston's mother, Paula
B. Gaston, as co-owners. On or about January 31, 1993, Don F. Gaston and Paula
B. Gaston contributed 1,300,000 Units to Walcott. Paul E. Gaston is the sole stockholder, sole director and sole officer of Draycott, Inc. ("Draycott"), the 1% corporate general partner of Walcott. Paul E. Gaston also owns a 14% limited partnership interest in Walcott. and Paul E. Gaston is the co-trustee of a trust for the benefit of, among others, his children, which owns a 10% limited partnership interest in Walcott.

     On February 5, 1996, Don F. Gaston and Paula B. Gaston, as co-owners, contributed 20,000 Units to Walcott. As a result, Walcott owns an aggregate of 1,320,000 Units.

     On or about October 1, 1996, Paul E. Gaston was issued 234,886 Restricted Units which contain significant restrictions as to vesting and transferability. Mr. Gaston elected to receive these Restricted Units in lieu of a $3,658,363 cash incentive compensation payment to which he was entitled. Based upon a written report received from an independent employee benefits consultant, a Committee of the Board of Directors of Celtics, Inc. (the General Partner of the Partnership) authorized and approved the award of these Restricted Units to Paul
E. Gaston at a discount from the closing price for the Units of the Partnership on the New York Stock Exchange on June 28, 1996. These Restricted Units were deemed to have been issued to Mr. Gaston as of June 28, 1996.

     On April 25, 1996, Paul E. Gaston purchased 1,000 Units in the open market at a price of $23.98 per Unit.

     On April 22, 1996, Paul E. Gaston, as custodian for each of his 3 minor children under the Uniform Gift to Minors Act, purchased 1,000 Units each for his 3 minor children (as aggregate of 3,000 Units) in the open market at a price of $23.46 per Unit. On the same date, Dana Halsey Gaston, the wife of Paul E. Gaston, purchased 1,000 Units in the open market at a price of $23.46 per Unit. With respect to the Units purchased by his wife, Mr. Gaston has neither sole nor shares voting or investment authority and specifically disclaims beneficial ownership of those Units.

     On February 11, 1994, Paul E. Gaston, as custodian for each of his 3 minor children under the Uniform Gift to Minors Act, purchased 1,000 Units each for his 3 minor children (an aggregate of 3,000 Units) in the open market at a price of $20.81 per Unit.

     The funds used to purchase the Units described above which were acquired by means of open market purchases consisted of personal funds of the individuals who either made the purchase or on whose behalf the purchase was made.

     Item 3 of Schedule 13D is hereby amended by adding the information set forth below to the information previously disclosed therein.



                              (Page 5 of 11 Pages)

     No cash consideration has been paid by Walcott in connection with the parties entering into the Letter Agreement described in Item 4 below. Walcott intends to use a combination of cash on hand and borrowed funds to fund the loans described in Item 6 below.

     On May 8, 1998, Paul E. Gaston purchased 14 Units in the open market at a price of $19.75 per Unit.

ITEM 4. PURPOSE OF TRANSACTION

     The transfer of Units from Don F. Gaston and Paula B. Gaston to Walcott reported in Schedule 13D as originally filed was undertaken in connection with a restructuring of certain of the businesses owned or operated by or for the benefit of the Gaston family.

     Filed as an exhibit thereto and incorporated herein by reference is a Merger Agreement dated as of December 8, 1992 (the "Merger Agreement') among Boston Celtics Communications Limited Partnership ("BCCLP"), the Partnership, BCCLP Holding Corporation ("Holdings"), a newly formed corporation wholly owned by the Partnership, and BCCLP Acquisition Limited Partnership ("Acquisition"), a newly formed Delaware limited partnership in which the 99% limited partnership interest is held by Holdings and the 1% general partnership interest is held by Celtics Communications, Inc., which also serves as the general partner of BCCLP ("CCI" or the "BCCLP General Partner").

     Pursuant to the Merger Agreement, Acquisition was merged with and into BCCLP (the "Merger") and BCCLP became the surviving partnership. Upon the consummation of the Merger, (i) holders of the 5,935,000 issued and outstanding limited partnership units in BCCLP ("BCCLP Units") were entitled to receive $2.40 per unit in cash, without interest (the "Merger Price"), (ii) the 99% limited partnership interest in Acquisition held by the Partnership, through Holdings, was converted into a 99% limited partnership interest in BCCLP and
(iii) the BCCLP General Partner continued to hold the 1% general partnership interest in BCCLP. Accordingly, after the Merger, BCCLP was owned 99% by the Partnership, through its corporate subsidiary Holdings, and 1% by the BCCLP General Partner.

     Upon consummation of the Merger, the 99% limited partnership interest in BCCLP came to be held indirectly by the Partnership, in which Don F. Gaston, Alan N. Cohen and Paul R. Dupee, Jr. (the "Principal Partnership Unitholders") and certain of their affiliates in turn held approximately 56.4% of the partnership interests, and the 1% general partnership interest in BCCLP continued to be held by BCCLP General Partner, which was wholly owned by the Principal Partnership Unitholders or their affiliates. Accordingly, the Principal Partnership Unitholders held an indirect interest in BCCLP equal to approximately 57.4% following the Merger.

     The BCCLP Units were registered under the Exchange Act. Upon consummation of the Merger, such registration was intended to be terminated upon application of BCCLP to the Securities and Exchange Commission (the "Commission"). Termination of registration of the BCCLP Units under the Exchange Act would relieve BCCLP of the obligations theretofore imposed on it to prepare and file financial statements and other reports under the Exchange Act and to comply with the proxy rules of Regulation 14A under Section 14 of the Exchange Act. In addition, BCCLP's officers, directors and Unitholders owning 10% or more of the BCCLP Units would be relieved of the reporting requirements and "short swing" trading liability under Section 16 of the Exchange Act. BCCLP indicated that it intended to apply for termination of registration under the Exchange Act as soon as practicable after the Merger.

     The Board of Directors of both Celtics, Inc., the corporate general partner of the partnership, and CCI voted to approve the Merger Agreement, subject to certain conditions. Paul E. Gaston is a director of Celtics, Inc. and Celtics Communications, Inc. as well as Boston Celtics Corporation and BCCLP Holding Corporation.

     The Units and/or Restricted Units, as the case may be, acquired by Walcott, Paul E. Gaston (individually and as custodian for his 3 minor children under the Uniform Gift to Minors Act) and Dana Halsey Gaston were acquired for investment purposes.


                              (Page 6 of 11 Pages)

     Item 4 of Schedule 13D is hereby amended by adding the information set forth below to the information previously disclosed therein.

     On April 14, 1998, Walcott entered into the Letter Agreement with Schram. In the Letter Agreement, Schram, among other things, (i) agreed to exercise certain options (the "Unit Option") to acquire 250,000 BCLP Units on June 1, 1998, (ii) agreed to vote the BCLP Units acquired upon such exercise (the "Option Units") in favor of the Reorganization, (iii) agreed to elect to receive a distribution consisting entirely of limited partnership interests in Castle Creek with respect to the Option Units in connection with the Reorganization, and (iv) granted BCLP a call option (the "Call") with respect to the Option Units. In connection with consummation of the Reorganization, the Call will be transferred from BCLP to Castle Creek without any action by Schram or Walcott.

     Walcott, Paul E. Gaston and their affiliates have executed consents with respect to all of their BCLP Units in favor of the Reorganization. The consent executed by Schram pursuant to the Letter Agreement, when combined with the consents delivered by Walcott, Paul E. Gaston and their affiliates and other Unit holders with whom they have relationships, achieved the vote required to approve the Reorganization.

     Except as set forth above and elsewhere in this Schedule 13D/A, Draycott, Walcott and Paul E. Gaston have no present plans or intentions that relate to or would result in any of the transactions described in clauses (a) through (j) of
Item 4 of Schedule 13D. Draycott's, Walcott's and Paul E. Gaston's intentions with respect to BCLP and the Units are subject to change, and each retains its right to modify its plans with respect to the transactions described in this
Item 4, to acquire or dispose of securities of BCLP and to formulate plans and proposals that could result in the occurrence of any such events.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of Schedule 13D is hereby amended and restated as follows.

     (a) As the general partner of Walcott, Draycott may be deemed to be the beneficial owner of certain of the Units owned by Walcott. As the sole stockholder, sole director and sole officer of Draycott, the general partner of Walcott, and as a limited partner and the co-trustee of a trust for the benefit of his children that is a limited partner of Walcott, Paul E. Gaston may be deemed to be the beneficial owner of certain of the Units held by Walcott. As of April 14, 1998, Walcott beneficially owns 1,570,000 Units, which represent approximately 28.1% of the outstanding Units. This report shall not be deemed an admission for purposes of Section 13, or otherwise that Paul E. Gaston or Draycott are beneficial owners of the Units owned by Walcott.

     In addition, Mr. Gaston beneficially owns an additional 491,900 Units, representing approximately 8.8% of the outstanding Units, comprised of 484,886 Restricted Units (containing significant restrictions as to vesting and transferability) owned by him individually, 1,014 Units also owned by him individually, and 6,000 Units which he holds as custodian for each of his minor children under the Uniform Gift to Minors Act.

     Accordingly, as of April 14, 1998, Mr. Gaston may be deemed to beneficially own an aggregate of 2,061,900 Units, representing approximately 36.8% of the outstanding Units.

     (b) As the sole stockholder, officer and director of Draycott, the corporate general partner of Walcott, Paul E. Gaston, through Draycott, has the sole voting and dispositive power with respect to 1,320,000 Units beneficially owned by Walcott and shared voting power with respect to 250,000 Units beneficially owned by Walcott.

     (c) On May 8, 1998, Paul E. Gaston purchased 14 Units in the open market at a price of $19.75 per Unit. Other than the Letter Agreement, neither Draycott nor Walcott has effected any transaction involving BCLP Units during the past 60 days.



                              (Page 7 of 11 Pages)

     (d)   None

     (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On December 31, 1993, BCLP granted an option to Paul E. Gaston to acquire 250,000 Units at a price of $16.25 per Unit, less all cash distributions per Unit made by BCLP from July 31, 1993 to the date of exercise. The option for these 250,000 Units became exercisable in installments as follows:

                                                Aggregate Amount of
            Period                              Option Exercisable
            ------                              -------------------

June 30, 1994 - June 29, 1995                            1%

June 30, 1995 - June 29, 1996                           60%

June 30, 1996 - June 29, 1997                           80%

June 30, 1997 - December 31, 2003                      100%


This option expires 10 years from the date of grant. In addition to exercising the right to purchase Units pursuant to the option, Mr. Gaston may exercise a Unit Appreciation Right, entitling him to receive an amount equal to the excess of the fair market value of a Unit, determined on the date of exercise, over the exercise price of the related option on the date the Unit Appreciation Right was granted, in which event options for an equivalent number of Units will be canceled. In the sole discretion of Celtics, Inc., BCLP's general partner, payments of amounts payable pursuant to Unit Appreciation Rights may be made solely in Units, solely in cash, or in a combination of cash and Units. A copy of the Unit Option Dated December 31, 1993 To Purchase Units Of Boston Celtics Limited Partnership between Mr. Gaston and BCLP is attached hereto as Exhibit 3 and is specifically incorporated herein by reference.

     Item 6 of Schedule 13D is hereby amended by adding the information set forth in the following paragraph to the information previously disclosed therein.

     On June 30, 1997, Mr. Gaston elected to exchange his options to purchase 250,000 BCLP Units for 250,000 restricted Units, which vest after ten years and contain certain significant restrictions as to transferability but are entitled to receive distributions.

     On August 10, 1995, BCLP redeemed an aggregate of 758,444 Units beneficially owned by Alan Cohen and his son and daughter and, in addition, the interest of Alan Cohen in Celtics, Inc., which is the sole general partner of BCLP, was acquired by Walcott. The Units acquired by BCLP from Alan Cohen and his son and daughter have been classified as treasury Units. In addition, Alan Cohen resigned as an officer and director of Celtics, Inc.

     BCLP and Mr. Gaston entered into a letter agreement dated June 28, 1996 pursuant to which Mr. Gaston was permitted to elect to acquire Restricted Units of BCLP, containing significant restrictions as to vesting (continuous employment with BCLP or its subsidiaries or affiliates for 10 years) and transferability (no sale, assignment, transfer, pledge, hypothecation, etc. for 10 years, except under certain limited circumstances), as set forth therein, in lieu of a $3,658,363 cash incentive compensation payment which Mr. Gaston was entitled to receive. By means of a letter dated June 28, 1996, Mr. Gaston exercise his right to receive Restricted Units in lieu of the cash incentive compensation payment to which he was entitled. (See Item 3 as amended above). The letter agreement provides that during the term thereof, Mr. Gaston (as holder of the Restricted Units) shall have all of the



                              (Page 8 of 11 Pages)
rights of a holder of Units, including the right to vote and receive distributions. The letter agreement also provides that in the event of his death or a "Change of Control" (as defined therein) of the Partnership, Mr. Gaston (or his authorized designees) shall have the right to sell all or a portion of the Restricted Units to BCLP on the terms and conditions set forth in the letter agreement. The letter agreement and Mr. Gaston's letter dated June 28, 1996 exercising his rights thereunder are attached hereto as Exhibits 4 and 5 and are specifically incorporated herein by reference.

     On November 30, 1996, BCLP, through its indirect wholly owned subsidiary, Celtics Capital Corporation, acquired an aggregate of 780,000 Units beneficially owned by Paul R. Dupee, Jr. and an entity which is an affiliate of Mr. Dupee and, in addition, the interest of Paul R. Dupee, Jr. in Celtics, Inc. was acquired by Walcott. The Units acquired by Celtics Capital Corporation from Mr. Dupee and his affiliate were purchased from Celtics Capital Corporation by BCLP on June 30, 1997, and have been classified as treasury Units. In addition, Paul
R. Dupee, Jr. resigned as an officer and director of Celtics, Inc.

     As a result of the transaction described above, Walcott owns 100% of Celtics, Inc. Paul E. Gaston is the Chairman of the Board and a Director of Celtics, Inc. Mr. Gaston is also the sole stockholder, sole director and sole officer of Draycott, which is the general partner of Walcott.

     Item 6 of Schedule 13D is hereby amended by adding the information set forth below to the information previously disclosed therein.

     On April 14, 1998, Walcott and Schram entered into the Letter Agreement, in which Schram (i) agreed to exercise the Unit Option on June 1, 1998, (ii) agreed to vote the Option Units in favor of the Reorganization, (iii) agreed to elect to receive a distribution consisting entirely of limited partnership interests in Castle Creek with respect to the Option Units in connection with the Reorganization, and (iv) granted the Call to BCLP. Also in the Letter Agreement, Walcott (i) agreed to loan to Schram, on June 1, 1998, an amount sufficient to cover the exercise price of the Unit Option and taxes payable by Schram in connection with his exercise of the Unit Option (the "First Loan"), (ii) agreed that, if the Call is not exercised on or before March 31, 1999, then it would loan to Schram, on April 15, 1999, an amount equal to the fair market value (as defined in the Unit Option, measured as of June 1, 1998) of the Option Units (the "New Loan") (at which time Schram would repay the First Loan in full), and
(iii) agreed that, if the Reorganization is not consummated or completed on or before March 31, 1999, then it would extend and increase the amount due under the First Loan, and loan to Schram the difference between the increased loan amount and the original loan amount. The First Loan will be full recourse to Schram and will be secured by the Option Units. The New Loan will be non-recourse to Schram and will be secured by the Option Units.

     The Call is exercisable until March 31, 1999 for a purchase price consisting of (i) payable on the date of exercise of the Call, cash in an amount equal to fair market value (as defined in the Unit Option, measured as of June 1, 1998) of the Option Units, plus (ii) payable on January 15, 2004, cash in an amount equal to (x) the aggregate amount of interest paid by BCLP from April 14, 1998 until January 10, 2004 with respect to $5,000,000 in aggregate principal amount of Subordinated Debentures (as defined in the Registration Statement) and
(y) the aggregate amount of distributions paid by BCLP II from April 14, 1998 until January 10, 2004 with respect to 250,000 BCLP II Units (as defined in the Registration Statement). If the Call is not exercised on or before March 31, 1999, then on April 15, 1999, (i) Schram will repay the First Loan in full and
(ii) Walcott will extend to Schram the New Loan. If the Reorganization is not consummated or completed on or before March 31, 1999, then the Call will be exercisable until January 10, 2004 at a price consisting of (x) payable on the date of exercise of the Call, cash in an amount equal to fair market value (as defined in the Unit Option, measured as of June 1, 1998) of the Option Units, plus (y) payable on January 15, 2004, cash in an amount equal to the aggregate amount of distributions paid by BCLP from the date of exercise of the Call until January 10, 2004 with respect to 250,000 BCLP Units.

     In connection with and upon consummation of the Reorganization, the Call will be transferred from BCLP to Castle Creek without any action by Schram or Walcott.



                              (Page 9 of 11 Pages)

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1. Merger Agreement, dated as of December 8. 1992, among Boston Celtics Communications Limited Partnership, Boston Celtics Limited Partnership, BCCLP Holding Corporation and BCCLP Acquisition Limited Partnership.*

     2. Agreement, dated as of February 10, 1993, by and between Paul E. Gaston, Walcott Partners, L.P. and Draycott, Inc. relating to filing of
         Schedule 13D.*

     3. Unit Option, dated December 31, 1993, the purchase Units of Boston Celtics Limited Partnership.**

     4. Letter Agreement, dated June 28, 1996, between Paul E. Gaston and Boston Celtics Limited Partnership.**

     5. Letter, dated June 28, 1996, from Paul E. Gaston to Celtics, Inc., in its capacity as general partner of Boston Celtics Limited Partnership.**

     6. Letter Agreement, dated April 14, 1998, between Walcott Partners, L.P. and Stephen C. Schram.+

     --------------------

     *   Incorporated by reference from Schedule 13D, filed on February 10,
         1993.

     **  Incorporated by reference from Schedule 13D/A, filed on May 30, 1997.

     +   Filed herewith.




                              (Page 10 of 11 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 10, 1998
                                            /s/  Paul E. Gaston
                                            -------------------------------
                                                 Paul E. Gaston





                                            WALCOTT PARTNERS, L.P.


                                            By:  Draycott, Inc.
                                            Its: General Partner


                                            /s/  Paul E. Gaston
                                            -------------------------------
                                            By:  Paul E. Gaston
                                            Its: President


                                            DRAYCOTT, INC.


                                            /s/  Paul E. Gaston
                                            -------------------------------
                                            By:  Paul E. Gaston
                                            Its: President